ALLGREEN PROPERTIES LIMITED

03045061

File No. 82-4959

Date: 26 NOV 2003

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

RECEIVED
DEC 08 2003
181

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 12/11

MASNET No. 44 OF 26.11.2003
Announcement No. 44

ALLGREEN PROPERTIES LIMITED

APPOINTMENT OF NEW DIRECTOR

We are pleased to announce that Mr Ang Keng Lam has been appointed by the Board of Directors as a non-executive Director with effect from today. Mr Ang is the Chairman of Kerry Properties Limited, a company listed on the Hong Kong Stock Exchange and has vast experience in the real estate industry. Fuller background details are set out in a separate announcement.

We welcome Mr Ang to the Board.

Submitted by Ms Isoo Tan, Company Secretary on 26/11/2003 to the SGX

MASNET No. 42 OF 26.11.2003
Announcement No. 42

ALLGREEN PROPERTIES LIMITED

Announcement Of Appointment Of Director

Date of appointment:	26/11/2003
Name:	Ang Keng Lam
Age:	56
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	Please refer to Appendix 1

<u>**Other directorships**</u>

Past (for the last five years)

Please refer to Appendix 2

Present

Please refer to Appendix 3

Shareholding in the listed issuer and its subsidiaries:	406,294 shares of S$0.50 each in the listed issuer
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	The spouse of a distant cousin of Madam Kuok Oon Kwong
Conflict of interest:	None

<u>**Declaration by a Director, Executive Officer or Controlling Shareholder**</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
○ Yes ● No

Appendix 1.pdf Appendix 2.pdf Appendix 3.pdf

Submitted by Ms Isoo Tan, Company Secretary on 26/11/2003 to the SGX

Appendix 1

Working experience and occupation(s) of Mr. Ang Keng Lam during the past 10 years:

Period	**Name of corporation**	**Position Held**
1 August 2003 to present	Kerry Properties Limited, listed on the Hong Kong Stock Exchange	Chairman
9 August 1999 to 31 July 2003	Kerry Properties Limited, listed on the Hong Kong Stock Exchange	Deputy Chairman
9 May 1996 to 31 July 2003	Kerry Properties Limited, listed on the Hong Kong Stock Exchange since 5 August 1996	Joint Managing Director
1 November 2003 to present	Kerry Properties (H.K.) Limited	Chairman
1 September 1990 to present	Kerry Properties (H.K.) Limited	Managing Director

Other directorships of Mr. Ang Keng Lam

Past (for the last five years)

	Name of Corporation	Place of Incorporation	Date of Appointment	Date of Cessation
1.	Beijing Coca-Cola Beverages Co., Ltd.	Beijing, PRC	15-November-1995	21-July-2000
2.	Binnigen Limited - Dissolved on 12/06/2001	Hong Kong	19-June-1990	13-June-2001
3.	Bestford Resources Limited	British Virgin Islands	18-October-2000	15-October-2002
4.	Carbonland Estates Limited - Dissolved on 28/11/2000	Hong Kong	04-December-1990	29-November-2000
5.	Changchun Shangri-La Hotel Co., Ltd.	Changchun, PRC	14-September-1994	07-July-2000
6.	Chengdu Coca-Cola Beverages Co., Ltd.	Chengdu, PRC	20-December-1995	21-July-2000
7.	Dalian Coca-Cola Beverages Co., Ltd.	Dalian, PRC	12-June-1995	21-July-2000
8.	Dalian Kerry Real Estate Development Co., Ltd	Dalian, PRC	18-October-1994	06-July-2000
9.	Dalian Shangri-La Hotel Co., Ltd.	Dalian, PRC	28-December-1994	01-June-1999
10.	Errol Company Ltd.	British Virgin Islands	04-May-1992	01-November-2003
11.	Fujian Kerry World Trade Centre Co., Ltd.	Fuzhou, PRC	31-May-1994	06-February-2001
12.	Harbin Coca-Cola Beverages Co., Ltd.	Harbin, PRC	01-April-1995	21-July-2000
13.	Harbin Shangri-La Hotel Co., Ltd.	Harbin, PRC	12-April-1995	02-August-2000
14.	Humphreys Estate (Branksome) Holdings Limited - Dissolved on 10/10/2000	Hong Kong	19-June-1990	11-October-2000
15.	Humphreys Estate (Century) Holdings Limited - Dissolved on 18/09/2000	Hong Kong	19-June-1990	19-September-2000
16.	Humphreys Estate (May Tower) Holdings Limited - Dissolved on 18/09/2000	Hong Kong	19-June-1990	19-September-2000
17.	Humphreys Estate (Residential Holdings) Limited - Dissolved on 18/09/2000	Hong Kong	19-June-1990	19-September-2000
18.	Humphreys Estate (Tavistock) Holdings Limited - Dissolved on 18/09/2000	Hong Kong	19-June-1990	19-September-2000
19.	Humphreys Estate (Valverde) Holdings Limited - Dissolved on 18/09/2000	Hong Kong	19-June-1990	19-September-2000
20.	/be-Tech (BVI) Limited	British Virgin Islands	01-July-2000	15-October-2002
21.	/be-Tech Limited	Hong Kong	01-July-2000	15-October-2002
22.	Illergold Limited - Dissolved on 07/10/2003	Hong Kong	01-February-1997	05-December-2002
23.	Invergarry Limited	Hong Kong	01-July-2000	31-December-2000
24.	Jilin Province Kerry Real Estate Development Ltd	Changchun, PRC	23-September-1993	07-July-2000
25.	Kanya Corp.	British Virgin Islands	27-June-1992	15-November-2002
26.	Kenney Transport International Limited - Dissolved on 07/10/2003	Hong Kong	15-May-2000	05-December-2002
27.	Kerry Beverages (Qingdao) Ltd	Samoa	01-January-1998	30-September-2000
28.	Kerry Bottlers (Beijing) Ltd	Samoa	01-January-1998	30-September-2000
29.	Kerry Bottlers (Chengdu) Ltd	Samoa	01-January-1998	30-September-2000
30.	Kerry Bottlers (Dalian) Ltd	Samoa	01-January-1998	30-September-2000
31.	Kerry Bottlers (Harbin) Ltd	Samoa	01-January-1998	30-September-2000
32.	Kerry Bottlers (Kunming) Ltd	Samoa	01-January-1998	30-September-2000
33.	Kerry Bottlers (Nanning) Ltd	Samoa	01-January-1998	30-September-2000
34.	Kerry Bottlers (Qingdao) Ltd	Samoa	01-January-1998	30-September-2000
35.	Kerry Bottlers (Shenyang) Ltd	Samoa	01-January-1998	30-September-2000
36.	Kerry Bottlers (Taiyuan) Ltd	Samoa	01-January-1998	30-September-2000
37.	Kerry Bottlers (Wuhan) Ltd	Samoa	01-January-1998	30-September-2000
38.	Kerry Cao Jia Yan Properties (Shanghai) Co., Ltd.	Shanghai, PRC	18-June-1998	01-May-2001
39.	Kerry Centre Real Estate (Shenzhen) Co. Ltd.	Shenzhen, PRC	01-February-1992	15-November-2001
40.	Kerry Development (Shanghai) Co., Ltd.	Shanghai, PRC	31-December-1997	01-May-2001
41.	Kerry Freight Services (China) Limited	British Virgin Islands	29-June-2000	15-October-2002
42.	Kerry Project Management Limited - Dissolved on 10/09/2002	Liberia	25-May-1990	10-September-2002
43.	Kerry Properties (Shenzhen) Co., Ltd.	Shenzhen, PRC	01-February-1997	03-April-2001
44.	Kerry Properties Beijing (Shibalidian) Holdings Company Limited	British Virgin Islands	04-March-1993	21-June-2002
45.	Kerry Properties Finance Limited	British Virgin Islands	01-April-1999	01-November-2003
46.	Kerry Properties Investments Limited	British Virgin Islands	01-April-1999	01-November-2003
47.	Kerry Properties Shenzhen Kerry Centre Limited	Hong Kong	10-January-1992	23-February-2001
48.	Kerry Real Estate Development (Suzhou) Co., Ltd.	Suzhou, PRC	01-February-1997	01-May-2001
49.	Kerry Shanghai (Heng Shan) Ltd.	Samoa	11-August-1997	03-April-2001
50.	Kunming Coca-Cola Beverages Co., Ltd.	Kunming, PRC	21-April-1995	21-July-2000
51.	Licotar Company Limited	Hong Kong	01-July-2000	30-December-2000
52.	Mable Road Company Limited	Hong Kong	23-June-1990	01-September-2001
53.	Magnifair Company Limited	Hong Kong	23-September-1992	01-November-2003
54.	Malbridge Development Limited	Hong Kong	23-December-1991	30-December-2000
55.	Mid-Levels Portfolio (Century Superior) Limited - Dissolved on 22/07/2002	Hong Kong	22-August-1991	22-July-2002
56.	Mid-Levels Portfolio (Century Tower I) Limited - Dissolved on 22/07/2002	Hong Kong	16-August-1991	22-July-2002
57.	Mid-Levels Portfolio (Horizon Lodge) Holdings Limited	British Virgin Islands	16-August-1991	28-April-2000
58.	Mid-Levels Portfolio (Horizon Lodge) Limited	Hong Kong	19-June-1990	28-April-2000
59.	Mid-Levels Portfolio (May Superior) Limited - Dissolved on 19/03/2001	Hong Kong	23-December-1992	20-March-2001

Other directorships of Mr. Ang Keng Lam
Past (for the last five years)

	Name of Corporation	Place of Incorporation	Date of Appointment	Date of Cessation
60.	Mid-Levels Portfolio (May Tower I) Holdings Limited	British Virgin Islands	16-August-1991	01-November-2003
61.	Mid-Levels Portfolio (May Tower I) Limited	Hong Kong	19-June-1990	01-November-2003
62.	Mid-Levels Portfolio (May Tower II) Limited - Dissolved on 10/10/2000	Hong Kong	03-April-1991	11-October-2000
63.	Muman Holdings Limited	British Virgin Islands	15-January-1992	01-November-2003
64.	Nanning Coca-Cola Beverages Co., Ltd.	Nanning, PRC	01-April-1995	21-July-2000
65.	New Found Limited	British Virgin Islands	21-August-1991	17-April-2001
66.	Ocean City Investments Limited	British Virgin Islands	27-November-2001	11-September-2002
67.	Ocean Square Management Limited	Hong Kong	19-May-1981	01-June-2003
68.	Portstewart Limited	Hong Kong	01-July-2000	21-June-2002
69.	Qingdao Coca-Cola Beverages Co., Ltd.	Qingdao, PRC	01-April-1995	21-July-2000
70.	Qingdao Shangri-La Hotel Co., Ltd.	Qingdao, PRC	14-December-1994	04-July-2000
71.	Redmatch Company Limited	Hong Kong	19-June-1990	29-December-2000
72.	Risenland Development (Fuzhou) Co., Ltd.	Fuzhou, PRC	31-August-1992	03-April-2001
73.	Salonika Company Limited	British Virgin Islands	04-March-1993	29-December-2000
74.	Seams Company Limited - Dissolved on 07/10/2003	Hong Kong	19-June-1990	05-December-2002
75.	Shangri-La International Hotels (Ningbo) Ltd.	Samoa	20-November-1997	16-September-2003
76.	Shenyang Coca-Cola Beverages Co., Ltd.	Shenyang, PRC	01-April-1995	21-July-2000
77.	Shenyang Kerry Real Estate Development Co., Ltd.	Shenyang, PRC	28-December-1994	03-August-2000
78.	Shenyang Traders Hotel Ltd.	Shenyang, PRC	22-May-1994	07-July-2000
79.	Sherlock Holdings Limited - Dissolved on 04/02/1998	British Virgin Islands	25-June-1990	04-February-1998
80.	Taiyuan Coca-Cola Beverages Co., Ltd.	Taiyuan, PRC	01-April-1995	21-July-2000
81.	Temple Best Company Limited - Dissolved on 18/09/2000	Hong Kong	09-January-1995	19-September-2000
82.	Tianjin Kerry Real Estate Development Co., Ltd.	Tianjin, PRC	23-December-1994	22-December-2000
83.	Tianjin Traders Hotel Co., Ltd.	Tianjin, PRC	02-September-1996	01-September-2000
84.	Time Rank Limited	Hong Kong	18-May-1992	01-September-2001
85.	Ubagan Limited	Hong Kong	23-May-1992	01-November-2003
86.	Vestavia Limited - Dissolved on 07/10/2003	Hong Kong	29-January-1992	05-December-2002
87.	Win House Industries Limited	Hong Kong	23-June-1990	01-July-1999
88.	Wuhan Coca-Cola Beverages Co., Ltd.	Wuhan, PRC	01-April-1995	21-July-2000
89.	Wuhan Kerry Real Estate Development Co., Ltd.	Wuhan, PRC	30-December-1994	07-July-2000
90.	Wuhan Shangri-La Hotel Co., Ltd.	Wuhan, PRC	02-December-1994	01-June-1999
91.	Zeston Company Limited - Dissolved on 03/08/1999	Hong Kong	19-June-1990	04-August-1999

Appendix 3

Other directorships of Mr. Ang Keng Lam

Present

	Name of Corporation	Place of Incorporation	Date of Appointment
1.	Able Plus Holdings Limited	British Virgin Islands	28-June-2001
2.	Allbright Limited	Samoa	14-December-1993
3.	Amble Aim Sdn. Bhd.	Malaysia	21-July-1999
4.	Ansellman Limited	British Virgin Islands	08-October-1992
5.	Architectural Design and Management Services Limited	Hong Kong	19-June-1990
6.	Auto Plaza Limited	Hong Kong	01-February-1997
7.	Balkis Limited	British Virgin Islands	01-June-1993
8.	Baron Development Limited	British Virgin Islands	01-November-2003
9.	Barriedale Limited	British Virgin Islands	19-June-1990
10.	Barrowdale Limited	British Virgin Islands	16-October-1992
11.	Bay Tower Properties Limited	British Virgin Islands	01-February-1997
12.	Beaverton Limited	British Virgin Islands	27-May-1993
13.	Beihai Kerry Property Development Ltd.	Beihai, PRC	06-March-1993
14.	Beijing BHL Logistics Limited	Beijing, PRC	03-December-2001
15.	Beijing COFCO Plaza Development Co., Ltd.	Beijing, PRC	01-August-1992
16.	Beijing Jia Ao Real Estate Development Co., Ltd.	Beijing, PRC	02-December-1994
17.	Beijing Kerry Centre Hotel Co., Ltd.	Beijing, PRC	24-February-1998
18.	Beijing Kerry Datalinks Limited	Beijing, PRC	20-March-2001
19.	Beijing Shangri-La Hotel Ltd.	Beijing, PRC	11-March-1996
20.	Belminton Inc.	British Virgin Islands	27-June-1992
21.	Benefit Bright (B.V.I.) Limited	British Virgin Islands	22-August-1996
22.	Benefit Bright Limited	Hong Kong	22-August-1996
23.	Bestford Resources Limited	British Virgin Islands	18-October-2002
24.	Betterise Limited	Hong Kong	13-October-1993
25.	Brinkworth Assets Limited	British Virgin Islands	28-October-2000
26.	Brisbane Trading Company Limited	Hong Kong	01-November-2003
27.	Burgo Inc	British Virgin Islands	01-November-2003
28.	Busyhigh Limited	Samoa	01-November-2003
29.	Calistock Limited	British Virgin Islands	01-February-1997
30.	Capabletech Limited	British Virgin Islands	28-June-2001
31.	Capital Fun Limited	Hong Kong	01-February-1997
32.	Cardiff Investments Limited	Hong Kong	01-November-2003
33.	Carson Construction Company Limited	Hong Kong	17-September-1984
34.	Cashel Assets Limited	British Virgin Islands	11-February-1992
35.	Catren Company Limited	Hong Kong	27-December-1991
36.	Cento Investments Limited	Hong Kong	07-October-1980
37.	Cheerjoy Development Limited	Hong Kong	14-September-1999
38.	Chelwood Limited	British Virgin Islands	25-September-1992
39.	# China World Trade Center Company Limited	Beijing, PRC	15-October-1997
40.	China World Trade Center Ltd.	Beijing, PRC	15-January-1985
41.	Chipelli Investments Limited	Hong Kong	01-February-1997
42.	Clavering Services Limited	British Virgin Islands	15-December-1990
43.	Close Encounters Limited	British Virgin Islands	01-November-2003
44.	Comphor Company Limited	British Virgin Islands	01-July-1991
45.	Cremorne Investments Limited	British Virgin Islands	27-August-2003
46.	Cushion Company Limited	Hong Kong	01-February-1997
47.	CWTC (HK) Limited	Hong Kong	01-July-1998

Other directorships of Mr. Ang Keng Lam

Present

	Name of Corporation	Place of Incorporation	Date of Appointment
48.	Darcey Investments Limited	British Virgin Islands	29-September-1994
49.	Dec Limited	British Virgin Islands	01-June-1993
50.	Denleigh Limited	British Virgin Islands	01-July-2000
51.	Denver Rose Investments Limited	British Virgin Islands	01-November-2003
52.	Ever Asset Group Limited	British Virgin Islands	22-December-2000
53.	Fair Page Limited	Hong Kong	01-March-1995
54.	Garden Streams Limited	British Virgin Islands	01-November-2003
55.	Goldash Holdings Limited	British Virgin Islands	29-January-1992
56.	Harvard Developments Limited	British Virgin Islands	15-February-2000
57.	Harvest Sun (B.V.I.) Limited	British Virgin Islands	01-February-1997
58.	Harvest Sun Limited	Hong Kong	01-February-1997
59.	Heng Fa Chuen Development Limited	Hong Kong	12-June-1984
60.	Hilaire Inc.	British Virgin Islands	01-February-1997
61.	Hong Kong International Logistics Centre Limited	Hong Kong	13-October-2000
62.	Hong Kong Shanghai Development Co Ltd.	Samoa	25-June-1992
63.	*i* be-Datalinks (Beijing) Limited	Samoa	25-September-2000
64.	*i* be-Tech Investments Limited	British Virgin Islands	01-July-2000
65.	Intelligain Investments Limited	British Virgin Islands	28-March-2001
66.	International Enterprise Co. Limited	Hong Kong	01-November-2003
67.	Interseed Company Limited	Hong Kong	01-November-2003
68.	ISA Investments Limited	British Virgin Islands	01-July-2000
69.	Julian Holdings Limited	British Virgin Islands	01-November-2003
70.	Kanya Corp.	British Virgin Islands	01-November-2003
71.	Kerry Beijing (Chang An) Ltd	Samoa	21-July-1992
72.	Kerry Beijing (Guang Hua) Ltd	Samoa	11-January-1994
73.	Kerry Beijing (Shibalidian) Development Ltd.	Samoa	25-September-2000
74.	Kerry Beijing (Shibalidian) Housing Ltd.	Samoa	01-September-2003
75.	Kerry BHL Logistics Limited	Beijing, PRC	28-April-2001
76.	Kerry Cargo Centre Limited	Hong Kong	01-February-1996
77.	Kerry Chemquest Investments Ltd.	British Virgin Islands	24-April-1995
78.	Kerry Cold Store (Hong Kong) Limited	Hong Kong	23-December-1991
79.	Kerry D.G. Warehouse (Kowloon Bay) Limited	Hong Kong	15-September-1990
80.	Kerry Distribution (Hong Kong) Limited	Hong Kong	01-February-1997
81.	Kerry Distribution (Thailand) Limited	Bangkok, Thailand	04-September-2002
82.	Kerry Estate Management Limited	British Virgin Islands	01-November-2003
83.	Kerry Facilities Management (Hong Kong) Limited	Hong Kong	01-July-2000
84.	Kerry Freight (Hong Kong) Limited	Hong Kong	15-May-2000
85.	Kerry Freight (Thailand) Limited	Thailand	26-January-2001
86.	Kerry Freight International (Taiwan) Limited	British Virgin Islands	29-January-1992
87.	Kerry Freight International Limited	Hong Kong	07-January-1992
88.	Kerry Freight Services (China) Limited	British Virgin Islands	13-November-2002
89.	Kerry Freight Services (Europe) Limited	British Virgin Islands	27-November-2001
90.	Kerry Freight Services (HKSAR) Limited	British Virgin Islands	08-May-2000
91.	Kerry Freight Services (Korea) Limited	British Virgin Islands	02-January-2001
92.	Kerry Freight Services (Philippines) Limited	British Virgin Islands	26-May-2001
93.	Kerry Freight Services (Taiwan) Limited	British Virgin Islands	11-September-2003
94.	Kerry Freight Services (Thailand) Limited	British Virgin Islands	22-December-2000

Other directorships of Mr. Ang Keng Lam
Present

	Name of Corporation	Place of Incorporation	Date of Appointment
95.	Kerry Freight Services (U.K.) Limited	British Virgin Islands	13-February-2001
96.	Kerry Freight Services (USA) Limited	British Virgin Islands	28-June-2001
97.	Kerry Freight Services Limited	British Virgin Islands	01-August-2000
98.	Kerry Fuzhou (Gutian) Ltd.	Samoa	15-May-1992
99.	Kerry Fuzhou (Wuyi) Ltd.	Samoa	02-March-1998
100.	Kerry Guangxi (Beihai) Ltd	Samoa	01-December-1992
101.	Kerry Holdings (China) Co., Ltd	Beijing, PRC	15-June-1994
102.	Kerry Holdings Limited	Hong Kong	01-September-1999
103.	Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited	Hong Kong	01-February-1997
104.	Kerry Industrial Company Limited	Hong Kong	20-May-1985
105.	Kerry Infrastructure (China) Limited	British Virgin Islands	01-November-2003
106.	Kerry Infrastructure Limited	British Virgin Islands	01-November-2003
107.	Kerry Investments (China) Limited	British Virgin Islands	15-May-1993
108.	Kerry Logistics (Beijing) Ltd.	Samoa	12-November-1998
109.	Kerry Logistics (China) Limited	British Virgin Islands	11-November-1998
110.	Kerry Logistics (HKSAR) Limited	British Virgin Islands	11-October-2000
111.	Kerry Logistics (Hong Kong) Limited	Hong Kong	23-September-1992
112.	Kerry Logistics (Shanghai Waigaoqiao) Co., Ltd.	Shanghai, PRC	18-June-2001
113.	Kerry Logistics (Shenzhen Futian) Investments Ltd.	Samoa	06-September-2002
114.	Kerry Logistics (Shenzhen Yantian) Ltd.	Samoa	17-October-2000
115.	Kerry Logistics (Thailand) Limited	Thailand	23-January-2001
116.	Kerry Logistics (Tianjin) Investments Ltd.	Samoa	13-February-1997
117.	Kerry Logistics (UK) Limited	United Kingdom	19-April-2002
118.	Kerry Logistics (Waigaoqiao) Ltd.	Samoa	30-March-2001
119.	Kerry Logistics Holdings (Australia) Pty Ltd	Australia	30-June-2001
120.	Kerry Logistics Limited	British Virgin Islands	19-August-1991
121.	Kerry Logistics Network Limited	Bermuda	23-December-1991
122.	Kerry Logistics Services (Australia) Limited	British Virgin Islands	22-May-2001
123.	Kerry Logistics Services (Korea) Limited	British Virgin Islands	28-March-2001
124.	Kerry Logistics Services (Thailand) Limited	British Virgin Islands	02-January-2001
125.	Kerry Logistics Services Limited	British Virgin Islands	01-July-2000
126.	Kerry Logistics Shanghai Corporation	Samoa	22-May-2002
127.	Kerry Overseas Project Management Limited (Jia Li Hai Wai Xiang Mu Guan Li Limited)	Liberia	30-August-1991
128.	Kerry Project Management (H.K.) Limited	Hong Kong	09-January-1992
129.	Kerry Project Services Limited	Hong Kong	01-November-1992
130.	Kerry Properties (Australia) Limited	British Virgin Islands	01-April-1999
131.	Kerry Properties (China) Limited	British Virgin Islands	01-April-1999
132.	Kerry Properties (H.K.) Limited	Hong Kong	17-November-1980
133.	Kerry Properties (Hong Kong) Limited	British Virgin Islands	01-April-1999
134.	Kerry Properties (Philippines) Limited	British Virgin Islands	07-June-1999
135.	Kerry Properties Beijing Kerry Centre Ltd.	Samoa	23-October-2002
136.	Kerry Properties Beijing (Shibalidian) Holdings Company Limited	British Virgin Islands	27-August-2003
137.	Kerry Properties International Limited	British Virgin Islands	01-April-1999
138.	* Kerry Properties Limited	Bermuda	09-May-1996
139.	Kerry Properties Nominees Limited	British Virgin Islands	01-April-1999
140.	Kerry Properties Treasury Limited	British Virgin Islands	01-April-1999

Other directorships of Mr. Ang Keng Lam

Present

	Name of Corporation	Place of Incorporation	Date of Appointment
141.	Kerry Property Management Services Limited	Hong Kong	18-May-1990
142.	Kerry Real Estate Agency Limited	Hong Kong	14-December-1999
143.	Kerry Real Estate Services (Beijing) Ltd.	Samoa	12-March-2002
144.	Kerry Records Management Services Limited	Hong Kong	27-August-2003
145.	Kerry Shanghai (Cao Jia Yan) Ltd.	Samoa	01-February-1997
146.	Kerry Shanghai (Hongkou) Ltd.	Samoa	30-April-1992
147.	Kerry Shanghai (Jingan Beili) Ltd	Samoa	01-February-1997
148.	Kerry Suzhou (Gucheng) Ltd	Samoa	25-June-1993
149.	Kerry TC Warehouse 1 (Block A) Limited	British Virgin Islands	27-December-1991
150.	Kerry TC Warehouse 1 (Block B) Limited	British Virgin Islands	27-December-1991
151.	Kerry TC Warehouse 2 Limited	Hong Kong	01-July-2000
152.	Kerry TC Warehouse Holdings Limited	British Virgin Islands	23-December-1991
153.	Kerry Utilities Limited	Samoa	12-March-2002
154.	Kerry Warehouse (Chai Wan) Limited	Hong Kong	15-September-1990
155.	Kerry Warehouse (Fanling 1) Limited	Hong Kong	27-May-1993
156.	Kerry Warehouse (Fanling 2) Limited	Hong Kong	01-July-1993
157.	Kerry Warehouse (HKSAR) Limited	British Virgin Islands	26-July-2000
158.	Kerry Warehouse (Hong Kong) Limited	Hong Kong	11-September-1990
159.	Kerry Warehouse (Kwai Chung) Limited	Hong Kong	20-November-1992
160.	Kerry Warehouse (Shanghai) Ltd.	Samoa	01-July-2000
161.	Kerry Warehouse (Shatin) Limited	Hong Kong	15-September-1990
162.	Kerry Warehouse (Sheung Shui) Limited	Hong Kong	15-September-1990
163.	Kerry Warehouse (Tsuen Wan) Limited	Hong Kong	18-October-1995
164.	Kerry Warehouse (Yuen Long 1) Limited	Hong Kong	22-June-1993
165.	Kerry Warehouse Limited	British Virgin Islands	01-July-2000
166.	Kerry Zhuhai (Gongbei) Ltd	Samoa	18-January-1993
167.	KerryFlex Supply Chain Solutions Limited	Hong Kong	01-September-2002
168.	Kildare Limited	Hong Kong	29-September-1994
169.	Kimberley Inc.	British Virgin Islands	27-June-1992
170.	Kosco Limited	British Virgin Islands	22-August-1996
171.	KUMM International Co., Ltd.	Samoa	01-February-1997
172.	La Corte Investments Limited	British Virgin Islands	08-May-2000
173.	Lansbury Properties Limited	British Virgin Islands	21-August-1991
174.	Logistics (Thailand) Limited	Thailand	27-August-2001
175.	Longstone Holdings Limited	British Virgin Islands	30-June-2001
176.	Mable Road Company Limited	Hong Kong	01-November-2003
177.	Madigan Company Limited	Hong Kong	08-October-1992
178.	Mainco Management Limited	Hong Kong	27-December-1991
179.	Maple Crest Development Limited	British Virgin Islands	02-January-1997
180.	Marrakesh Limited	British Virgin Islands	01-November-2003
181.	Mazlo Holdings Limited	British Virgin Islands	04-February-1994
182.	Merlin Limited	Samoa	25-January-1994
183.	Mid-Levels Portfolio (Aigburth) Holdings Limited	British Virgin Islands	25-March-1994
184.	Mid-Levels Portfolio (Aigburth) Limited	Cook Islands	11-July-1994
185.	Mid-Levels Portfolio (Branksome) Holdings Limited	British Virgin Islands	01-June-1992
186.	Mid-Levels Portfolio (Branksome) Limited	Hong Kong	19-June-1990
187.	Mid-Levels Portfolio (Century Tower II) Holdings Limited	British Virgin Islands	16-August-1991

Other directorships of Mr. Ang Keng Lam

Present

	Name of Corporation	Place of Incorporation	Date of Appointment
188.	Mid-Levels Portfolio (Gladdon) Holdings Limited	British Virgin Islands	01-June-1992
189.	Mid-Levels Portfolio (Gladdon) Limited	Hong Kong	19-June-1990
190.	Mid-Levels Portfolio (Tavistock) Holdings Limited	British Virgin Islands	01-June-1992
191.	Mid-Levels Portfolio (Tavistock) Limited	Hong Kong	19-June-1990
192.	Mid-Levels Portfolio (Tregunter Towers 1 & 2) Holdings Limited	British Virgin Islands	30-August-1996
193.	Mid-Levels Portfolio (Tregunter Towers 1 & 2) Limited	British Virgin Islands	30-August-1996
194.	Mid-Levels Portfolio (Valverde) Holdings Limited	British Virgin Islands	01-June-1992
195.	Mid-Levels Portfolio (Valverde) Limited	Hong Kong	19-June-1990
196.	Mid-Levels Portfolio Holdings Limited	British Virgin Islands	01-June-1992
197.	Milton Developments Limited	British Virgin Islands	21-August-1991
198.	Nettlefold Limited	British Virgin Islands	01-June-1993
199.	Newhale Limited	British Virgin Islands	30-March-1994
200.	Newtonmore Investments Limited	British Virgin Islands	29-June-2000
201.	Nite Lites Limited	British Virgin Islands	01-April-1999
202.	NMC 6 Limited	British Virgin Islands	01-November-2003
203.	NMC 7 Limited	British Virgin Islands	01-November-2003
204.	NMC 8 Limited	British Virgin Islands	01-November-2003
205.	NMC 9 Limited	British Virgin Islands	01-November-2003
206.	Norbiton Group Limited	British Virgin Islands	01-November-2003
207.	Norminster Limited	Hong Kong	01-November-2003
208.	Norwarth Investments Limited	British Virgin Islands	08-May-2000
209.	Ocean City Investments Limited	British Virgin Islands	01-November-2003
210.	Olsen Holdings Limited	British Virgin Islands	04-February-1994
211.	Olympian City 1 Management Company Limited	Hong Kong	20-July-1999
212.	Olympian City 2 Management Company Limited	Hong Kong	20-July-1999
213.	Omisoka Holdings Limited	British Virgin Islands	11-October-2000
214.	Pacific Worth Group Limited	British Virgin Islands	02-January-2001
215.	Pembrooke Development Investments Limited	British Virgin Islands	01-September-1996
216.	Pettico Limited	Hong Kong	19-June-1990
217.	Pirton Resources Limited	British Virgin Islands	01-November-2003
218.	Point Perfect Investments Limited	British Virgin Islands	14-September-1999
219.	Pola Company Limited	British Virgin Islands	27-June-1992
220.	Ponnelle Limited	British Virgin Islands	14-December-1992
221.	Portstewart Limited	Hong Kong	01-November-2003
222.	Princeton Investment Company Limited	Hong Kong	01-November-2003
223.	Prismatic Limited	Hong Kong	01-November-2003
224.	Quintoll Limited	British Virgin Islands	11-October-1993
225.	Rayhay Company Limited	Hong Kong	30-March-1993
226.	Renmark Limited	British Virgin Islands	01-September-2002
227.	Rightful Investments Limited	British Virgin Islands	02-January-2001
228.	Rodder Holdings Limited	British Virgin Islands	18-June-1994
229.	Sageman Limited	British Virgin Islands	05-August-1994
230.	Scene View Limited	British Virgin Islands	01-November-2003
231.	Senworld Investment Limited	Hong Kong	15-August-1994
232.	Shabu Inc.	British Virgin Islands	01-February-1996
233.	Shanghai Gang Hu Properties Co., Ltd.	Shanghai, PRC	01-February-1997
234.	Shanghai Kerry CHJ Logistics Limited	Shanghai, PRC	24-January-2003

Other directorships of Mr. Ang Keng Lam

Present

	Name of Corporation	Place of Incorporation	Date of Appointment
235.	Shanghai Xin Ci Hou Properties Co., Ltd.	Shanghai, PRC	01-February-1997
236.	Shangri-La International – China Management Limited	Hong Kong	01-September-1991
237.	Shangri-La International Hotels (Beijing) Limited	Hong Kong	06-March-1996
238.	Sheba Limited	Hong Kong	26-February-1994
239.	Shenzhen Kerry Yantian Port Logistics Company Limited	Shenzhen, PRC	20-August-2001
240.	Shine Concept Investments Limited	British Virgin Islands	01-July-2000
241.	Silverstone Assets Limited	British Virgin Islands	01-November-2003
242.	Sky Wealth Investments Limited	British Virgin Islands	28-June-2001
243.	Super High Limited	Hong Kong	11-April-1998
244.	Super House Agents Limited	British Virgin Islands	12-December-2000
245.	Tai Chak Property Development Limited - in members' voluntary liquidation	Hong Kong	18-June-1997
246.	Taskan Limited	Hong Kong	01-November-2003
247.	Tellico Investment Limited	Liberia	22-May-1990
248.	Tellson International Limited	British Virgin Islands	29-March-1993
249.	Templepatrick Limited	Hong Kong	19-June-1990
250.	Terowie Holdings Limited	British Virgin Islands	12-February-1997
251.	Tianjin Jia Ling Union Industries Co., Ltd.	Tianjin, PRC	01-February-1997
252.	Toccate Company Limited	Hong Kong	01-November-2003
253.	Top Spring Development (Beijing) Limited	Hong Kong	18-February-1993
254.	Torres Investments Limited	British Virgin Islands	01-November-2003
255.	Travel Aim Investment B.V.	The Netherlands	09-June-1999
256.	Tsim Sha Tsui East Property Developers Association Limited	Hong Kong	02-November-1982
257.	Twindale Limited	British Virgin Islands	26-September-1995
258.	Viola Developments Limited	British Virgin Islands	01-March-1995
259.	Washers Limited	British Virgin Islands	01-November-2003
260.	Wing Tak Cheung Limited	Hong Kong	01-November-2003
261.	Wing Tsing Financial Services Limited	British Virgin Islands	01-November-2003
262.	Wirabay Limited	British Virgin Islands	01-April-1999
263.	Wiseside Investment Company Limited	Hong Kong	15-February-2000
264.	Wolver Hollow Company Limited	Hong Kong	01-February-1997
265.	Woody Company Limited	Hong Kong	05-March-1997
266.	Wymer Limited	British Virgin Islands	01-November-2003
267.	Yanawa Limited	British Virgin Islands	22-June-1993
268.	Ying He Company Limited	Hong Kong	22-May-1991
269.	Zinnerman Limited	British Virgin Islands	14-December-1992

listed on the Shanghai Stock Exchange

* listed on the Hong Kong Stock Exchange

MASNET No. 47 OF 26.11.2003
Announcement No. 47

ALLGREEN PROPERTIES LIMITED

Notice Of Director's Shareholding

Name of director:	Ang Keng Lam
Date of notice to company:	26/11/2003
Date of change of interest:	-
Name of registered holder:	Super High Limited
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Initial disclosure upon appointment as director

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	406,294
% of issued share capital:	0.04

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:	406,294	
% of issued share capital:	0.04	
Total shares:	406,294	

Submitted by Ms Isoo Tan, Company Secretary on 26/11/2003 to the SGX